Filed by AECOM Technology Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: URS Corporation
Commission File No.: 1-7567
Date: July 14, 2014

AECOM Leadership Key Messages

The combination with URS is a transformational milestone for AECOM, reflecting a dramatic acceleration of AECOM’s strategy of delivering integrated services around the globe, which clients are increasingly demanding.

•                  URS greatly enhances AECOM’s capacity to provide integrated delivery capabilities, covering all four components of the infrastructure asset lifecycle — design, build, finance and operate.

•                  URS adds new capabilities and end-market expertise — particularly in energy markets, including oil & gas, power and government services — to AECOM’s global platform.

•                  Combining URS’s deep construction expertise with AECOM’s construction capabilities creates a differentiated service offering that can be leveraged across AECOM’s global platform.

•                  The combination of these two industry leaders positions AECOM as one of the largest E&C companies, by gross revenue, in the world

•                  As we plan the integration process, we will draw on our past success of adding new skill sets and delivering them across our established global platform.

•                  We expect a balanced senior management team that will include leaders from both companies.

The combination with URS offers compelling upside to the shareholders of both companies.

•                  For AECOM shareholders: the combination is expected to be accretive to cash EPS in FY2015 without cost synergies.

•                  Annual pre-tax cost-saving synergies are estimated at US$250 million, which management believes is highly achievable.

•                  This combination creates a financially strong competitor with pro forma 2013 revenues of more than US$19 billion, EBITDA of approximately US$1.2 billion and total backlog above US$30 billion based on March 31, 2014, data.

•                  Five-year forecasted free cash flow is more than US$3 billion.

•                  AECOM anticipates a smooth and seamless integration, built on our shared respect for each other.

•                  We are developing a detailed integration plan that will be led by executives, with significant successful integration experience, from both companies.

Clients and employees will benefit from the growth opportunities created by these broadened capabilities, unmatched global reach in key growth markets and economies of scale.

•                  Clients of both firms will receive substantial benefits as AECOM will be better positioned to deliver the integrated services that clients increasingly demand.

•                  The combined firm will offer a larger, more diverse, yet integrated, portfolio of services in more places around the world — in more than 150 countries and covering all seven continents.

•                  Our clients will benefit from our ability to offer the full portfolio of services they are looking for wherever they need them, and to do so with the industry’s deepest bench of technical and professional expertise while setting the benchmark for excellence in project delivery.

•                  As AECOM integrates the large-project-delivery capabilities of URS, it will advance its core strategy of becoming a more fully integrated global infrastructure firm.

•                  The combined company will be better positioned in growing markets, from Asia and Africa to the Middle East and Australia, as AECOM:

•                  Introduces additional engineering and project delivery capabilities to its clients.

•                  Capitalizes on URS’s sector expertise in end markets such as oil & gas, power and federal services.

•                  The combined company’s 95,000 employees — including architects, engineers, designers, planners, scientists and management and construction services professionals — serving clients in more than 150 countries around the world, create an extraordinary talent pool and experience base that few others, in any industry, can match.

•                 Employees: Our employees will benefit as the combined organization capitalizes on its greater scale and capital to invest in and develop its people, advance their career opportunities and expand their capacity to compete globally.

•                  A larger footprint and greater mass provide additional prospects for individual growth.

•                  There will be more opportunities to participate in diverse projects that advance societies around the globe.

•                  The transaction will provide greater opportunities for employees to benefit from the success of a new enterprise in which they have a key role in creating, defining and building.

•                  The combined company will provide our employees the greatest set of professional opportunities in our industry, which will help our people achieve their highest career aspirations.

•                  The combined organization will bring together strong, talented individuals with the ability to rise and be leaders of a new, invigorated culture.

•                  A commitment to technical excellence will continue to differentiate the combined firm’s global value proposition.

•                  The new company will maintain a commitment to sustainability, ethics and corporate social responsibility.

•                  We intend to play a lead role in the ongoing improvement and development of the world we live in.

•                  MSB will be the combined company’s chief executive officer, and additional members of the senior management team will include leaders from both companies.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.